UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PROFIRE ENERGY, INC.

(Name of Subject Company (Issuer))

Combustion Merger Sub, Inc.

(Offeror)

A wholly owned subsidiary of

CECO ENVIRONMENTAL CORP.

(Parent of Offeror)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74316X101

(CUSIP Number of Class of Securities)

Lynn Watkins-Asiyanbi

CECO Environmental Corp.

5080 Spectrum Drive, Suite 800E

Addison, Texas 75001

(214) 357-6181

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Clyde W. Tinnen

Foley & Lardner LLP

777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 271-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed by CECO Environmental Corp., a Delaware corporation (“Parent”), and Combustion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2024, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on December 5, 2024 and by Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on December 17, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Profire Energy, Inc., a Nevada corporation, at a price of $2.55 per Share, net to the seller in cash without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 3, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1)(B), and the related notice of guaranteed delivery (together with any amendments or supplements thereto, the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer”), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1)(C). This Amendment No. 3 is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase) are hereby amended and supplemented as follows:

The following paragraphs are added thereto:

“The Offer expired as scheduled at one minute after 11:59 P.M., New York City time, on December 31, 2024. The Depositary and Paying Agent advised us that, as of such time, a total of 39,688,706 Shares were validly tendered and not validly withdrawn pursuant to the Offer, and it has received commitments to tender 337,815 additional Shares under the guaranteed delivery procedures described in the Offer, representing in the aggregate approximately 86.31% of the Shares outstanding as of the Offer Expiration Time.

As of the Offer Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Parent has irrevocably accepted for payment and will promptly pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer in accordance with the Offer.

As a result of the purchase of Shares in the Offer, Purchaser has sufficient ownership to effect the Merger in accordance with Section 92A.133 of the NRS and Section 252 of the DGCL without a vote of stockholders of PFIE. Parent intends to promptly complete its acquisition of PFIE through the merger of Purchaser with and into PFIE, pursuant to and in accordance with the terms of the Merger Agreement. At the Effective Time, each Share issued and outstanding immediately prior to such time (other than the Company Owned Shares) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes.

Following the Merger, the Shares will cease to trade on, and will be delisted from, Nasdaq. Additionally, Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of PFIE’s reporting obligations under the Exchange Act as promptly as practicable.

On January 2, 2025, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

Item 12.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit thereto:

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Item 12. Exhibits.

Exhibit No.	Description

(a)(5)(D)	Press Release of Parent, dated January 2, 2025, announcing the expiration and results of the Offer. (Filed herewith)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Combustion Merger Sub, Inc.

By	/s/ Todd Gleason
Name:	Todd Gleason
Title:	Chief Executive Officer
Date:	January 2, 2025

CECO ENVIRONMENTAL CORP.

By	/s/ Todd Gleason
Name:	Todd Gleason
Title:	Chief Executive Officer
Date:	January 2 , 2025

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